Exhibit 99.5

CERTIFICATE OF OFFICER

Pursuant to subsection 2.20(c) of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (NI 54-101), and in connection with the annual general and special meeting of shareholders of Gold Reserve Inc. (the Company) to be held on September 10, 2020 (the Meeting), the undersigned, Rockne J. Timm, Chief Executive Officer of the Company, hereby certifies for and on behalf of the Company, and not in his personal capacity and without personal liability, that the Company:

1	has arranged to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements prescribed in sections 2.9 and 2.12 of NI 54-101, as applicable;
2	has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in paragraph 1 above; and
3	is relying upon section 2.20 of NI 54-101 to abridge the time periods prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101.

DATED this 17th day of August 2020.

Per:	“Rockne J. Timm”
Name: Rockne J. Timm
Title: Chief Executive Officer